 Exhibit 99.2

WBM CAPITAL CORP.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

WBM Capital Corp. (the “Company”)
1900 – 1040 West Georgia Street,
Vancouver, BC V6E 4H3

2.	Date of Material Change:

October 4, 2024

3.	News Release:

October 4, 2024, a news release reporting the material change was filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change:

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares (the “Shares”) on the basis of 6,000,000 pre-consolidation common shares to one post-consolidation common share (the “Consolidation”).

5.	Full Description of Material Change:

On October 4, 2024, the Company announced that it received the approval of disinterested shareholders on the sole item of business presented at its special meeting of shareholders held on October 1, 2024 (the “Meeting”), being the Consolidation, and that the Consolidation would become effective on or around October 4, 2024.

The Consolidation became effective on October 4, 2024.

No fractional shares were issued as a result of the Consolidation. Shareholders who would otherwise hold a fractional interest in a common share following the Consolidation (i.e. those who held less than 6,000,000 pre-consolidation shares) are entitled to receive C$0.005 in cash (the “Cash Consideration”) for each pre-consolidation common share held. A letter of transmittal with respect to the Consolidation was mailed to all registered shareholders in connection with the Meeting. The Company encourages its registered shareholders who hold their common shares via physical share certificate(s) to, if they have not done so already, complete and return the letter of transmittal, along with their respective physical share certificates, to the Company’s transfer agent, Odyssey Trust Company, at the address set out in the letter of transmittal. Shareholders of the Company who hold their common shares through book-entry or DRS statement(s) do not need to complete a letter of transmittal to receive their respective Cash Consideration.

As a result of the Consolidation, the Company has one common share issued and outstanding.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

For further information, please contact:

Carlo Rigillo

Chief Executive Officer

+1 (647) 400-4794

carlo.rigillo@gmail.com

Date of Report:

October 8, 2024